UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario Del Pacifico Announces Results for the Third Quarter of 2019

GUADALAJARA, Mexico, Oct. 24, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2019. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q19 vs. 3Q18

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 382.6 million, or 12.2%. Total revenues increased by Ps. 783.0 million, or 22.2%.

  Cost of services increased by Ps. 46.3 million, or 7.4%.

  Operating income increased by Ps. 222.8 million, or 12.5%.

  EBITDA increased by Ps. 270.1 million, or 12.4%. EBITDA margin (excluding the effects of IFRIC 12) increased from 69.3% in 3Q18 to 69.5% in 3Q19.

  Comprehensive income increased by Ps. 480.1 million, or 49.2%, mostly due to the currency translation effect.

Operating Results

During 3Q19, total terminal passengers at the Company’s 13 airports increased by 803.3 thousand passengers, or 7.3%, compared to 3Q18. Over the same period, domestic passenger traffic increased by 504.3 thousand passengers, while international passenger traffic increased by 299.0 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport.

During 3Q19, the following route opened:

International Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	San Salvador	August 28, 2019	4 weekly frequencies
Note: The frequency of flights on these routes is subject to change without prior notice.

Domestic Terminal Passengers (in thousands):

Airport	3Q18	3Q19	Change	9M18	9M19	Change
Guadalajara	2,680.4	2,671.4	(0.3%)	7,626.0	7,765.8	1.8%
Tijuana 1	1,431.9	1,556.2	8.7%	4,134.3	4,451.1	7.7%
Los Cabos	458.9	562.2	22.5%	1,256.8	1,447.7	15.2%
Puerto Vallarta	469.4	539.9	15.0%	1,216.5	1,371.2	12.7%
Montego Bay	2.6	2.7	1.2%	6.7	6.9	1.8%
Guanajuato	429.8	528.0	22.9%	1,187.3	1,522.3	28.2%
Hermosillo	413.5	455.7	10.2%	1,246.5	1,315.7	5.6%
Mexicali	287.2	301.7	5.0%	827.0	871.1	5.3%
La Paz	244.1	274.0	12.3%	678.1	740.4	9.2%
Morelia	81.2	116.9	43.9%	255.1	342.8	34.4%
Aguascalientes	173.1	160.4	(7.3%)	505.8	465.6	(7.9%)
Los Mochis	83.7	95.6	14.2%	249.7	282.8	13.2%
Manzanillo	26.0	21.3	(18.4%)	72.0	70.5	(2.2%)
Total	6,781.8	7,286.1	7.4%	19,261.7	20,653.8	7.2%
[1] CBX users are classified as international passengers

International Terminal Passengers (in thousands):

Airport	3Q18	3Q19	Change	9M18	9M19	Change
Guadalajara	1,044.3	1,157.8	10.9%	3,025.3	3,234.5	6.9%
Tijuana 1	577.4	741.9	28.5%	1,643.8	2,136.1	29.9%
Los Cabos	763.3	745.4	(2.3%)	2,708.4	2,764.7	2.1%
Puerto Vallarta	467.9	447.6	(4.4%)	2,385.1	2,418.2	1.4%
Montego Bay	1,081.8	1,098.8	1.6%	3,397.2	3,615.2	6.4%
Guanajuato	174.3	183.0	5.0%	518.7	528.2	1.8%
Hermosillo	15.8	17.2	8.7%	51.2	51.7	0.8%
Mexicali	1.4	1.7	23.2%	4.3	5.1	19.2%
La Paz	2.4	2.8	15.5%	8.2	9.4	14.2%
Morelia	90.4	105.8	17.0%	270.8	312.9	15.5%
Aguascalientes	52.0	65.0	25.1%	144.2	164.4	14.0%
Los Mochis	1.7	1.9	13.6%	4.8	5.4	12.5%
Manzanillo	5.6	8.4	51.0%	58.9	60.8	3.1%
Total	4,278.3	4,577.3	7.0%	14,220.9	15,306.4	7.6%
[1] CBX users are classified as international passengers

Total Terminal Passengers (in thousands):

Airport	3Q18	3Q19	Change	9M18	9M19	Change
Guadalajara	3,724.7	3,829.2	2.8%	10,651.3	11,000.3	3.3%
Tijuana 1	2,009.3	2,298.1	14.4%	5,778.1	6,587.2	14.0%
Los Cabos	1,222.2	1,307.6	7.0%	3,965.1	4,212.4	6.2%
Puerto Vallarta	937.3	987.5	5.4%	3,601.5	3,789.4	5.2%
Montego Bay	1,084.5	1,101.6	1.6%	3,403.9	3,622.1	6.4%
Guanajuato	604.1	711.1	17.7%	1,706.0	2,050.5	20.2%
Hermosillo	429.3	472.9	10.2%	1,297.7	1,367.4	5.4%
Mexicali	288.7	303.5	5.1%	831.3	876.2	5.4%
La Paz	246.4	276.8	12.3%	686.3	749.8	9.2%
Morelia	171.7	222.7	29.7%	525.9	655.7	24.7%
Aguascalientes	225.1	225.4	0.2%	649.9	630.0	(3.1%)
Los Mochis	85.4	97.6	14.2%	254.5	288.2	13.2%
Manzanillo	31.6	29.7	(6.1%)	131.0	131.2	0.2%
Total	11,060.1	11,863.4	7.3%	33,482.6	35,960.2	7.4%
[1] CBX users are classified as international passengers

CBX Users (in thousands):

Airport	3Q18	3Q19	Change	9M18	9M19	Change
Tijuana	559.7	730.0	30.4	1,586.1	2,100.9	32.5%

Consolidated Results for the Third Quarter of 2019 (in thousands of pesos):

	3Q18	3Q19	Change
Revenues
Aeronautical services	2,344,222	2,567,517	9.5%
Non-aeronautical services	791,006	950,353	20.1%
Improvements to concession assets (IFRIC 12)	397,206	797,548	100.8%
Total revenues	3,532,434	4,315,418	22.2%

Operating costs
Costs of services:	624,077	670,350	7.4%
Employee costs	189,846	205,622	8.3%
Maintenance	125,836	141,467	12.4%
Safety, security & insurance	103,147	105,657	2.4%
Utilities	103,952	104,375	0.4%
Other operating expenses	101,296	113,229	11.8%

Technical assistance fees	101,116	115,795	14.5%
Concession taxes	265,674	297,308	11.9%
Depreciation and amortization	392,382	439,691	12.1%
Cost of improvements to concession assets (IFRIC 12)	397,206	797,548	100.8%
Other expenses (income)	(27,601)	(7,605)	(72.4%)
Total operating costs	1,752,854	2,313,087	32.0%
Income from operations	1,779,580	2,002,331	12.5%

Financial Result	(126,259)	(168,861)	33.7%
Share of profit (loss) of associates	(88)	(5)	94.3%
Income before income taxes	1,653,233	1,833,465	10.9%
Income taxes	(328,367)	(470,746)	43.4%
Net income	1,324,867	1,362,719	2.9%
Currency translation effect	(348,549)	93,377	(126.8%)
Remeasurements of employee benefit – net income tax	(508)	(147)	(71.1%)
Comprehensive income	975,810	1,455,949	49.2%
Non-controlling interest	10,519	(33,307)	416.6%
Comprehensive income attributable to controlling interest	986,329	1,422,642	44.2%

	3Q18	3Q19	Change
EBITDA	2,171,961	2,442,022	12.4%
Comprehensive income	975,810	1,455,949	49.2%
Comprehensive income per share (pesos)	1.7394	2.5953	49.2%
Comprehensive income per ADS (US dollars)	0.9055	1.3511	49.2%

Operating income margin	50.4%	46.4%	(7.9%)
Operating income margin (excluding IFRIC 12)	56.8%	56.9%	0.3%
EBITDA margin	61.5%	56.6%	(8.0%)
EBITDA margin (excluding IFRIC 12)	69.3%	69.5%	0.2%
Costs of services and improvements / total revenues	28.9%	34.0%	17.7%
Cost of services / total revenues (excluding IFRIC 12)	19.9%	19.1%	(4.3%)

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.7420 per U.S. dollar (the noon buying rate on September 30, 2019, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.4195 per U.S. dollar for the three months ended September 30, 2019 was used.

Revenues (3Q19 vs. 3Q18)

  Aeronautical services revenues increased by Ps. 223.3 million, or 9.5%
  Non-aeronautical services revenues increased by Ps. 159.3 million, or 20.1%
  Revenues from improvements to concession assets increased by Ps. 400.3 million, or 100.8%
  Total revenues increased by Ps. 783.0 million, or 22.2%

Aeronautical services revenues include:

  Revenues from the Mexican airports increased by Ps. 205.5 million, or 10.3%, compared to 3Q18, generated mainly by an increase of Ps. 154.1 million in revenues from passenger charges, as result of the 7.9% growth in total passenger traffic, as well as an increase of revenues from aircraft landing and aircraft parking charges, which jointly increased by Ps. 44.4 million.

  Revenues from the Montego Bay airport increased by Ps. 17.8 million, or 5.3%, compared to 3Q18. This was mainly due to a 1.6% increase in passenger traffic and an increase in passenger charges due to inflation, as well as the 2.3% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 18.9789 in 3Q18 to an average exchange rate of Ps. 19.4195 in 3Q19.

Non-aeronautical services revenues include:

  The Mexican airports contributed an increase of Ps. 146.0 million, or 22.3%, compared to 3Q18, mainly driven by an increase of Ps. 81.8 million in revenues from businesses operated by third parties. This was mainly due to the opening of commercial spaces at the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Tijuana airports, as well as the increase in revenues from car rentals and timeshares, which jointly increased by Ps. 72.5 million.

  Revenues from businesses operated directly by the Company increased by Ps. 58.5 million, or 28.6%, mainly due to an increase in car parking revenues, and an increase in revenues from VIP lounges and convenience stores. The latter two categories increased as a result of the openings that took place during 2019.

  Revenues from the Montego Bay airport in 3Q19 increased by Ps. 13.3 million, or 9.7%, mainly driven by an increase in revenues from duty-free stores, retail stores, leasing of space, communications and financial services, as well as by the 2.3% depreciation of the Mexican peso against the U.S. dollar during the quarter.

	3Q18	3Q19	Change
Businesses operated by third parties:
Duty-free operations	125,239	128,258	2.4%
Food and beverage operations	84,613	126,440	49.4%
Retail operations	90,080	95,637	6.2%
Car rentals	74,990	96,563	28.8%
Leasing of space	55,393	60,529	9.3%
Time shares operations	48,834	56,749	16.2%
Ground transportation	29,759	33,416	12.3%
Communications and financial services	19,317	23,129	19.7%
Other commercial revenues	10,450	13,362	27.9%
Total	538,675	634,084	17.7%

Businesses operated directly by us:
Car parking	82,952	102,602	23.7%
VIP lounges	54,513	67,014	22.9%
Advertising	40,121	50,171	25.1%
Convenience stores	27,013	43,317	60.4%
Total	204,598	263,104	28.6%
Recovery of costs	47,733	53,165	11.4%
Total Non-aeronautical Revenues	791,006	950,353	20.1%

Figures expressed in thousands of Mexican pesos.

Revenues from improvements to concession assets1
Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 400.3 million, or 100.8%, compared to 3Q18, mainly due to an increase in committed investments under the Master Development Program for the Mexican airports for 2019, which resulted in an increase of Ps. 537.5 million, or 229.9%, which was offset by a decrease in revenues from improvements to concession assets at the Montego Bay airport of Ps. 137.2 million, or 83.9%.

Total operating costs increased by Ps. 560.2 million, or 32.0%, compared to 3Q18, mainly due to cost of services comprised of the following:

Operating costs at the Mexican airports increased by Ps. 642.3 million, or 50.3%, compared to 3Q18, mainly due to an increase in the cost of improvements to the concession assets (IFRIC 12) for Ps. 537.5 million, or 229.9%, an increase in the cost of services for Ps. 32.0 million, or 7.5%, higher technical assistance fees and cost of rights over the concession assets of Ps. 32.9 million, or 13.8%, and an increase in depreciation and amortization of Ps. 33.0 million, or 7.7%.

The increase in cost of services was mainly due to:

  An increase in maintenance expenses of Ps. 12.0 million, or 11.2%, mainly aimed at the airside operational areas, terminal buildings, documented baggage and cleaning services, which jointly increased by Ps. 11.5 million, or 10.5%, due to the addition of square meters at the airports that recently completed their expansions, as well as for improvements in passenger service.
  An increase in other operating expenses of Ps. 10.4 million, or 12.1%, compared to 3Q18, mainly due to the increase in the reserve for doubtful accounts, cost of sales in the VIP lounges and convenience stores, and professional service fees, which jointly increased by Ps. 9.8 million, or 11.8%.
  An increase in employee costs of Ps. 12.1 million, or 7.5%, compared to 3Q18, due to salary raises, and an increase in personnel count.

Operating costs at the Montego Bay airport decreased by Ps. 82.1 million, or 17.3%, compared to 3Q18 mainly due to a decrease in improvements to concession assets (IFRIC 12) of Ps. 137.2 million, which was offset by an increase in cost of services of Ps. 7.6 million, or 6.8%, an increase in depreciation and amortization of Ps. 14.2 million or 16.4%, and higher cost of rights over the concession assets of Ps. 14.3 million.

Operating margin for 3Q19 decreased by 380 basis points, from 50.4% in 3Q18 to 46.4% in 3Q19. Excluding the effects of IFRIC 12, operating margin increased by 10 basis points, from 56.8% in 3Q18 to 56.9% in 3Q19. Operating income increased by Ps. 222.8 million, or 12.5%, compared to 3Q18.

EBITDA margin decreased by 490 basis points from 61.5% in 3Q18 to 56.6% in 3Q19. Excluding the effects of IFRIC 12, EBITDA margin increased by 20 basis points from 69.3% in 3Q18 to 69.5% in 3Q19. The nominal value of EBITDA increased by Ps. 270.1 million, or 12.4%, compared to 3Q18.

Financial result increased by Ps. 42.6 million, from a net expense of Ps. 126.3 million in 3Q18 to a net expense of Ps. 168.9 million in 3Q19. This increase was mainly the result of:

  Foreign exchange rate gain of Ps. 70.3 million in 3Q19, compared to a gain of Ps. 15.6 million in 3Q18, mainly due to an 5.3% appreciation of the Mexican peso against the U.S. dollar in 3Q18, compared to a depreciation of 2.4% in 3Q19, thereby generating an increase in foreign exchange gain of Ps. 54.7 million. The currency translation effect represented a higher gain of Ps. 441.9 million, compared to 3Q18.

  An increase in interest expenses of Ps. 130.7 million compared to 3Q18, mainly due to a higher debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) and bank debt for Ps. 3,476.3 million, an increase in interest rates and a decline in the fair value of hedging instruments.

  An increase in interest income of Ps. 33.4 million, or 26.2%, mainly due to the increase in the Company’s cash position.

Comprehensive income increased by Ps. 480.1 million, or 49.2%, compared to 3Q18.

This increase was mainly the result of a higher exchange rate gain resulting from the foreign exchange conversion effects of Ps. 441.9 million, or 126.8%.

Income before income taxes increased by Ps. 180.2 million, or 10.9% in 3Q19. During 3Q19, income taxes increased by Ps. 142.4 million, or 43.4% compared to 3Q18. This was a result of the higher incurred tax of Ps. 117.9 million and the decline in the benefit from deferred income tax of Ps. 24.4 million, due to lower accumulated inflation that went from 1.5% in 3Q18 to 0.6% in 3Q19.

Consolidated results for the First Nine Months of 2019 (in thousands of pesos):

	9M18	9M19	Change
Revenues
Aeronautical services	7,036,147	7,776,615	10.5%
Non-aeronautical services	2,332,365	2,808,953	20.4%
Improvements to concession assets (IFRIC 12)	1,014,446	1,066,398	5.1%
Total revenues	10,382,958	11,651,966	12.2%

Operating costs
Costs of services:	1,748,088	1,971,293	12.8%
Employee costs	585,116	628,738	7.5%
Maintenance	342,162	402,269	17.6%
Safety, security & insurance	284,373	310,100	9.0%
Utilities	241,554	269,633	11.6%
Other operating expenses	294,883	360,553	22.3%

Technical assistance fees	303,704	345,013	13.6%
Concession taxes	802,076	915,461	14.1%
Depreciation and amortization	1,163,750	1,287,131	10.6%
Cost of improvements to concession assets (IFRIC 12)	1,014,446	1,066,398	5.1%
Other income	(32,445)	(16,538)	(49.0%)
Total operating costs	4,999,618	5,568,758	11.4%
Income from operations	5,383,339	6,083,208	13.0%

Financial Result	(107,883)	(487,208)	351.6%
Share of loss of associates	(847)	(12)	98.6%
Income before income taxes	5,274,608	5,595,987	6.1%
Income taxes	(1,331,243)	(1,572,146)	18.1%
Net income	3,943,366	4,023,841	2.0%
Currency translation effect	(319,739)	(46,362)	(85.5%)
Remeasurements of employee benefit – net income tax	142	(440)	(410.4%)
Comprehensive income	3,623,770	3,977,039	9.7%
Non-controlling interest	(49,451)	(78,235)	(58.2%)
Comprehensive income attributable to controlling interest	3,574,318	3,898,804	9.10%

	9M18	9M19	Change
EBITDA	6,547,089	7,370,337	12.6%
Comprehensive income	3,623,771	3,977,039	9.7%
Comprehensive income per share (pesos)	6.4595	7.0892	9.7%
Comprehensive income per ADS (US dollars)	3.3628	3.6906	9.7%

Operating income margin	51.8%	52.2%	0.7%
Operating income margin (excluding IFRIC 12)	57.5%	57.6%	0.2%
EBITDA margin	63.1%	63.3%	0.3%
EBITDA margin (excluding IFRIC 12)	69.9%	69.6%	(0.4%)
Costs of services and improvements / total revenues	26.6%	26.1%	(2.0%)
Cost of services / total revenues (excluding IFRIC 12)	18.7%	18.6%	(0.2%)

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.7420 per U.S. dollar (the noon buying rate on September 30, 2019, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.2548 per U.S. dollar for the nine months ended September 30, 2019 was used.

Revenues (9M19 vs 9M18)

  Aeronautical services revenues increased by Ps. 740.5 million, or 10.5%.
  Non-aeronautical services revenues increased by Ps. 476.6 million, or 20.4%.
  Revenues from improvements to concession assets increased by Ps. 52.0 million, or 5.1%.
  Total revenues increased by Ps. 1,269.0 million, or 12.2%.

Aeronautical services revenues include:

  Revenues from the Mexican airports in 9M19 increased by Ps. 645.9 million, or 10.8%, compared to 9M18, generated primarily by an increase of Ps. 535.1 million in revenues from passenger charges, as result of the 7.5% increase in total passenger traffic, as well as an increase of revenues from aircraft landing, aircraft parking charges and security costs, which jointly increased by Ps. 92.3 million.

  Revenues from the Montego Bay airport increased by Ps. 94.6 million, or 8.7%, compared to 9M18. This was primarily due to a 6.4% increase in passenger traffic and the adjustment in passenger charges as a result of inflation and to a 1.1% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.0365 in 9M18 to an average exchange rate of Ps. 19.2548 in 9M19.

Non-aeronautical services revenues include:

  The Mexican airports contributed an increase of Ps. 434.2 million, or 22.5%, compared to 9M18, driven mainly by a Ps. 253.6 million increase in revenues from third-party operated businesses. This was mainly due to the expansions of the terminal buildings and contract renegotiations at the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Tijuana airports. The main business lines that grew most were food and beverage, car rentals, duty-free stores, retail stores, timeshares and commercial spaces, which jointly increased by Ps. 229.5 million.

  Revenues from businesses operated directly by the Company increased by Ps. 152.4 million or 25.9%, mainly due to an increase in car parking revenues, and an increase in revenues from VIP lounges and convenience stores. The latter two categories increased as a result of the openings that took place during 2019.

  Montego Bay airport revenues increased by Ps. 42.5 million, or 10.5% in 9M19, compared to 9M18, mainly due to a 9.5% increase in revenues from duty-free stores, retail stores, leasing of space and food and beverages, as well as to the 1.1% depreciation of the peso versus the U.S. dollar during 9M19.

	9M18	9M19	Change
Businesses operated by third parties:
Duty-free operations	343,685	388,398	13.0%
Food and beverage operations	249,550	361,009	44.7%
Retail operations	259,298	282,403	8.9%
Car rentals	221,193	280,811	27.0%
Leasing of space	167,942	184,703	10.0%
Time shares operations	145,659	164,595	13.0%
Ground transportation	95,302	106,163	11.4%
Communications and financial services	60,162	66,371	10.3%
Other commercial revenues	41,976	46,305	10.3%
Total	1,584,767	1,880,759	18.7%

Businesses operated directly by us:
Car parking	239,566	283,603	18.4%
VIP lounges	155,163	201,532	29.9%
Advertising	124,583	145,039	16.4%
Convenience stores	77,997	119,598	53.3%
Total	597,309	749,772	25.5%
Recovery of costs	150,290	178,422	18.7%
Total Non-aeronautical Revenues	2,332,365	2,808,953	20.4%

Revenues from improvements to concession assets2
Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 52.0 million, or 5.1%, compared to 9M18, mainly due to an increase of Ps. 280.8 million or 40.0% in committed investments under the Master Development Program for the Mexican airports for 2019, compared to 9M18. This result was offset by a decline in revenues from improvements to concession assets at the Montego Bay airport of Ps. 228.9 million, or 73.1%, compared to 9M18.

Total operating costs during 9M19 increased by Ps. 569.1 million, or 11.4%, compared to 9M18, and comprised the following:

Operating Costs at the Mexican airports increased by Ps. 664.9 million, or 17.9%, mainly due to an increase in the cost of improvements to concession assets (IFRIC 12) of Ps. 280.8 million, or 40.0%, an increase in the cost of services of Ps. 203.0 million, or 14.2%, an increase in technical assistance fees and the cost of rights to concession assets of Ps. 94.8 million, or 13.6%, and depreciation and amortization of Ps. 89.4 million, or 9.9%.

The increase in cost of services was explained by:

  Other operating expenses increased by Ps. 65.4 million or 26.0%, mainly due to an increase of Ps. 55.3 million, or 23.5%, in the reserve for doubtful accounts, cost of sales in VIP lounges and convenience stores and professional service fees.
  Maintenance costs increased by Ps. 56.4 million, or 19.8%, mainly due to maintenance of operating areas, terminal buildings, cleaning services and documented baggage inspection equipment.
  Utility costs increased by Ps. 31.4 million, or 18.9%, due to the additional square meters in terminal buildings as a result of the expansions and higher energy prices during 2019.

Operating costs at the Montego Bay airport decreased by Ps. 95.7 million, or 7.4% compared to 9M18, mainly due to a decrease in improvements to concession assets (IFRIC12) of Ps. 228.9 million, which was offset by an increase in the concession assets rights of Ps. 59.9 million, or 14.6%, and depreciation and amortization of Ps. 34.0 million or 12.9%, as well as, cost of services of Ps. 20.2 million, or 6.3%.

Operating margin increased by 40 basis points from 51.8% in 9M18 to 52.2% in 9M19. Operating margin, excluding the effects of IFRIC 12, increased by 10 basis points, from 57.5% to 57.6% in 9M19. Operating income increased by Ps. 699.9 million, or 13.0%, compared to 9M18.

EBITDA margin increased by 20 basis points from 63.1% in 9M18 to 63.3% in 9M19. EBITDA margin, excluding the effects of IFRIC 12, decreased by 30 basis points from 69.9% in 9M18 to 69.6% in 9M19. The nominal value of EBITDA increased by Ps. 823.2 million, or 12.6%, compared to 9M18.

Financial result increased by Ps. 379.3 million, from a net expense of Ps. 107.9 million in 9M18 to a net expense of Ps. 487.2 million in 9M19. This increase was mainly the result of:

  The foreign exchange gain decreased from a gain of Ps. 210.3 million in 9M18 to a gain of Ps. 128.6 million in 9M19 due to a 4.7% appreciation of the Mexican peso against the U.S. dollar in 9M18 compared to an appreciation of 0.2% in 9M19, which generated a decrease in foreign exchange gain of Ps. 81.7 million. In addition, the effect in foreign currency translation effect resulted in a decrease in net loss of Ps. 273.4 million compared to 9M18.

  Interest expenses increased by Ps. 362.6 million compared to 9M18, mainly due to an increase in debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) of Ps. 3,476.3 million, as well as an increase in interest rates and a decline in the fair value of hedging instruments.

  Interest income increased by Ps. 65.0 million due to the increase in the Company’s cash position during 2019 and higher average interest rates.

Comprehensive income increased by Ps. 353.3 million, or 9.7%, compared to 9M18.

This increase was mainly the result of income before income taxes which increased by Ps. 321.3 million, in addition to the lower exchange loss in 9M19, as a result of the effect in foreign currency translation of Ps. 273.4 million.

Income taxes increased by Ps. 240.9 million, or 18.1%, due to a decline in the benefit from deferred income tax of Ps. 138.2 million and a lower inflation rate, which went from an inflation rate of 2.6% in 9M18 to an inflation of 0.9% in 9M19, as well as the increase in taxes incurred of Ps. 102.7 million.

Statement of Financial Position

Total assets as of September 30, 2019 increased by Ps. 3,224.0 million compared to September 30, 2018, primarily due to the following items: (i) cash and cash equivalents of Ps. 1,977.0 million, (ii) improvements to concession assets of Ps. 907.0 million and (iii) machinery, equipment and improvements to leased buildings of Ps. 682.2 million. This result was offset by a decline in airport concessions of Ps. 192.8 million.

Total liabilities as of September 30, 2019 increased by Ps. 3,853.4 million compared to the same period of 2018. This increase was primarily due to the following items: (i) an increase in long-term bond certificates (Certificados Bursátiles) of Ps. 3.0 billion, (ii) increase in long-term bank loans of Ps. 476.3 million and (iii) dividends payable of Ps. 210.2 million, among others.

Recent Events

On October 10, 2019 the Company took control and initiated operations of the Norman Manley International Airport (“KIN”), located in the city of Kingston, Jamaica, pursuant to the Concession Contract (“the Contract”) that the Company signed with the Government of Jamaica on October 10, 2018.

In accordance with the terms of the Contract, the Company made a payment of US$ 7.1 million. During the first 36 months, for approximately US$ 60.0 million. Additionally, the Company will pay the Jamaican Government an annual concession fee of 62% of total aeronautical and commercial revenues. These concepts, as well as operating expenses, are included in the determination of airport charges.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q18	3Q19	Change	9M18	9M19	Change
Guadalajara
Aeronautical services	744,448	814,534	9.4%	2,074,473	2,203,676	6.2%
Non-aeronautical services	207,237	253,117	22.1%	574,222	716,234	24.7%
Improvements to concession assets (IFRIC 12)	43,372	676,273	1459.2%	130,116	697,061	435.7%
Total Revenues	995,056	1,743,923	75.3%	2,778,809	3,616,969	30.2%
Operating income	643,351	737,955	14.7%	1,799,138	1,926,173	7.1%
EBITDA	719,971	817,881	13.6%	2,029,843	2,180,140	7.4%

Tijuana
Aeronautical services	345,919	399,091	15.4%	981,288	1,157,327	17.9%
Non-aeronautical services	79,166	121,603	53.6%	232,677	330,557	42.1%
Improvements to concession assets (IFRIC 12)	49,172	5,586	(88.6%)	147,517	16,757	(88.6%)
Total Revenues	474,257	526,280	11.0%	1,361,482	1,504,642	10.5%
Operating income	260,839	328,779	26.0%	765,095	929,142	21.4%
EBITDA	305,872	381,598	24.8%	897,776	1,085,763	20.9%

Puerto Vallarta
Aeronautical services	215,566	227,336	5.5%	814,909	888,290	9.0%
Non-aeronautical services	89,169	101,517	13.8%	302,766	348,785	15.2%
Improvements to concession assets (IFRIC 12)	3,436	2,972	(13.5%)	10,309	8,917	(13.5%)
Total Revenues	308,172	331,825	7.7%	1,127,984	1,245,992	10.5%
Operating income	158,851	185,838	17.0%	715,421	793,177	10.9%
EBITDA	197,079	223,248	13.3%	830,108	909,676	9.6%

Los Cabos
Aeronautical services	295,987	314,164	6.1%	932,151	1,025,123	10.0%
Non-aeronautical services	170,792	191,627	12.2%	516,779	588,060	13.8%
Improvements to concession assets (IFRIC 12)	72,184	61,775	(14.4%)	216,552	185,325	(14.4%)
Total Revenues	538,962	567,566	5.3%	1,665,482	1,798,508	8.0%
Operating income	285,564	306,055	7.2%	952,906	1,045,603	9.7%
EBITDA	341,238	363,829	6.6%	1,115,161	1,219,989	9.4%

Montego Bay
Aeronautical services	339,978	357,739	5.2%	1,081,862	1,176,435	8.7%
Non-aeronautical services	136,476	149,650	9.7%	404,908	447,253	10.5%
Improvements to concession assets (IFRIC 12)	163,415	26,233	(83.9%)	313,072	84,210	(73.1%)
Total Revenues	639,868	533,622	(16.6%)	1,799,842	1,707,898	(5.1%)
Operating income	164,862	140,690	(14.7%)	514,708	518,497	0.7%
EBITDA	252,025	242,119	(3.9%)	778,103	815,893	4.9%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)
Airport	3Q18	3Q19	Change	9M18	9M19	Change
Guanajuato
Aeronautical services	128,428	149,323	16.3%	350,679	435,105	24.1%
Non-aeronautical services	38,714	48,300	24.8%	107,425	131,762	22.7%
Improvements to concession assets (IFRIC 12)	13,684	817	(94.0%)	41,053	2,450	(94.0%)
Total Revenues	180,826	198,440	9.7%	499,157	569,317	14.1%
Operating income	109,608	131,831	20.3%	295,851	376,372	27.2%
EBITDA	124,799	148,192	18.7%	340,265	427,798	25.7%

Hermosillo
Aeronautical services	75,853	84,047	10.8%	225,948	245,746	8.8%
Non-aeronautical services	22,756	24,308	6.8%	58,806	70,065	19.1%
Improvements to concession assets (IFRIC 12)	780	832	6.7%	2,339	2,496	6.7%
Total Revenues	99,389	109,187	9.9%	287,094	318,308	10.9%
Operating income	38,923	42,761	9.9%	115,968	128,671	11.0%
EBITDA	57,559	60,542	5.2%	169,471	185,154	9.3%

Others (1)
Aeronautical services	198,043	221,283	11.7%	574,836	644,912	12.2%
Non-aeronautical services	46,696	60,229	29.0%	134,782	176,236	30.8%
Improvements to concession assets (IFRIC 12)	51,163	23,061	(54.9%)	153,488	69,182	(54.9%)
Total Revenues	295,903	304,573	2.9%	863,106	890,330	3.2%
Operating income	70,990	88,039	24.0%	227,362	252,751	11.2%
EBITDA	117,804	136,290	15.7%	367,840	400,198	8.8%

Total
Aeronautical services	2,344,222	2,567,517	9.5%	7,036,147	7,776,615	10.5%
Non-aeronautical services	791,006	950,353	20.1%	2,332,365	2,808,953	20.4%
Improvements to concession assets (IFRIC 12)	397,206	797,548	100.8%	1,014,446	1,066,398	5.1%
Total Revenues	3,532,433	4,315,417	22.2%	10,382,958	11,651,966	12.2%
Operating income	1,732,988	1,961,948	13.2%	5,386,448	5,970,385	10.8%
EBITDA	2,116,346	2,373,697	12.2%	6,528,566	7,224,611	10.7%
(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2018	2019	Change	%
Assets
Current assets
Cash and cash equivalents	7,141,575	9,118,556	1,976,981	27.7%
Trade accounts receivable - net	992,079	1,029,394	37,314	3.8%
Other current assets	349,225	367,929	18,704	5.4%
Total current assets	8,482,879	10,515,879	2,032,999	24.0%

Advanced payments to suppliers	229,299	138,115	(91,184)	(39.8%)
Machinery, equipment and improvements to leased buildings - net	1,778,306	2,460,484	682,178	38.4%
Improvements to concession assets - net	10,350,063	11,257,021	906,958	8.8%
Airport concessions - net	11,241,270	11,048,433	(192,837)	(1.7%)
Rights to use airport facilities - net	1,446,942	1,373,547	(73,395)	(5.1%)
Deferred income taxes	5,388,261	5,445,975	57,714	1.1%
Other non-current assets	260,368	161,900	(98,468)	(37.8%)
Total assets	39,177,388	42,401,354	3,223,966	8.2%

Liabilities
Current liabilities	3,622,701	6,153,004	2,530,303	69.8%
Long-term liabilities	15,193,667	16,516,766	1,323,099	8.7%
Total liabilities	18,816,368	22,669,770	3,853,403	20.5%

Stockholders' Equity
Common stock	7,777,576	6,185,082	(1,592,494)	(20.5%)
Legal reserve	1,345,710	1,592,551	246,841	18.3%
Net income	3,862,459	3,943,311	80,852	2.1%
Retained earnings	4,514,704	4,580,119	65,415	1.4%
Reserve for share repurchase	2,983,374	3,283,374	300,000	10.1%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	588,018	731,552	143,534	24.4%
Remeasurements of employee benefit – Net	8,312	7,569	(743)	(8.9%)
Total controlling interest	19,346,779	18,590,184	(756,595)	(3.9%)
Non-controlling interest	1,014,242	1,141,400	127,158	12.5%
Total stockholder´s equity	20,361,021	19,731,584	(629,437)	(3.1%)

Total liabilities and stockholders' equity	39,177,388	42,401,354	3,223,966	8.2%
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q18	3Q19	Change	9M18	9M19	Change
Cash flows from operating activities:
Consolidated net income	1,324,866	1,362,719	2.9%	3,943,366	4,023,841	2.0%

Postemployment benefit costs	9,744	2,282	(76.6%)	14,483	9,211	(36.4%)
Bad debt expense	2,672	(920)	(134.4%)	(3,487)	24,167	(793.0%)
Depreciation and amortization	392,382	439,691	12.1%	1,163,750	1,287,131	10.6%
Lost sale of fixed assets	-	(879)	100.0%	-	1,183	100.0%
Interest expense	217,514	301,661	38.7%	631,821	849,182	34.4%
Loss share of profit of associates	88	5	(94.3%)	847	12	(98.6%)
Long-term provisions	2,160	1,770	(18.1%)	4,860	5,160	6.2%
Income tax expense	328,367	470,746	43.4%	1,331,243	1,572,150	18.1%
Bank loan exchange rate fluctuation	(165,539)	108,000	(165.2%)	(121,726)	37,536	(130.8%)
Net loss on derivative financial instruments	9,381	83,052	785.3%	(26,032)	181,911	(798.8%)
	2,121,634	2,768,127	30.5%	6,939,122	7,991,484	15.2%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	70,067	71,449	2.0%	7,796	340,773	4271.2%
Recoverable tax on assets and other assets	30,651	(9,860)	(132.2%)	33,487	(112,028)	(434.5%)
Increase (decrease) in
Concession taxes payable	21,886	14,364	(34.4%)	(88,282)	(135,755)	53.8%
Accounts payable	147,284	105,274	(28.5%)	161,291	(44,023)	(127.3%)
Cash generated by operating activities	2,391,522	2,949,354	23.3%	7,053,413	8,040,451	14.0%
Income taxes paid	(514,939)	(560,749)	8.9%	(1,672,183)	(1,627,565)	(2.7%)
Net cash flows provided by operating activities	1,876,583	2,388,605	27.3%	5,381,232	6,412,887	19.2%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(532,213)	(932,010)	75.1%	(1,693,650)	(1,776,637)	4.9%
Cash flows from sales of machinery and equipment	23	1,051	4469.6%	448	1,759	292.2%
Other deferred assets	(9,832)	27,369	(378.4%)	(8,435)	1,795	(121.3%)
Other investing activities	-	(9,586)	100.0%	-	-	0.0%
Net cash used by investment activities	(542,022)	(913,176)	68.5%	(1,701,637)	(1,773,083)	4.2%

Cash flows from financing activities:
Dividends declared and paid	(2,002,443)	(2,212,673)	10.5%	(2,002,443)	(2,212,673)	10.5%
Dividends declared and paid non-controlling interest	(145,438)	-	(100.0%)	(271,841)	-	(100.0%)
Capital distribution	-	-	0.0%	(1,250,870)	(1,592,494)	27.3%
Debt securities	-	-	0.0%	-	3,000,000	100.0%
Proceeds from bank loans	281,596	-	(100.0%)	338,792	96,274	(71.6%)
Payments on bank loans	(173,551)	-	(100.0%)	(249,484)	-	(100.0%)
Interest paid	(315,966)	(377,153)	19.4%	(725,454)	(923,448)	27.3%
Interest paid on lease	-	(898)	100.0%	-	(2,885)	100.0%
Payments of obligations for leasing	-	(3,649)	100.0%	-	(12,042)	100.0%
Net cash flows used in financing activities	(2,355,802)	(2,594,373)	10.1%	(4,161,299)	(1,647,268)	(60.4%)

Effects of exchange rate changes on cash held	(117,255)	13,099	(111.2%)	(106,862)	(25,436)	(76.2%)
Net increase in cash and cash equivalents	(1,138,496)	(1,105,845)	(2.9%)	(588,567)	2,967,100	(604.1%)
Cash and cash equivalents at beginning of year	8,280,070	10,224,400	23.5%	7,730,142	6,151,457	(20.4%)
Cash and cash equivalents at the end of year	7,141,575	9,118,556	27.7%	7,141,575	9,118,556	27.7%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q18	3Q19	Change	9M18	9M19	Change
Revenues
Aeronautical services	2,344,222	2,567,517	9.5%	7,036,147	7,776,615	10.5%
Non-aeronautical services	791,006	950,353	20.1%	2,332,365	2,808,953	20.4%
Improvements to concession assets (IFRIC 12)	397,206	797,548	100.8%	1,014,446	1,066,398	5.1%
Total revenues	3,532,434	4,315,418	22.2%	10,382,958	11,651,966	12.2%

Operating costs
Costs of services:	624,077	670,350	7.4%	1,748,088	1,971,293	12.8%
Employee costs	189,846	205,622	8.3%	585,116	628,738	7.5%
Maintenance	125,836	141,467	12.4%	342,162	402,269	17.6%
Safety, security & insurance	103,147	105,657	2.4%	284,373	310,100	9.0%
Utilities	103,952	104,375	0.4%	241,554	269,633	11.6%
Other operating expenses	101,296	113,229	11.8%	294,883	360,553	22.3%

Technical assistance fees	101,116	115,795	14.5%	303,704	345,013	13.6%
Concession taxes	265,674	297,308	11.9%	802,076	915,461	14.1%
Depreciation and amortization	392,382	439,691	12.1%	1,163,750	1,287,131	10.6%
Cost of improvements to concession assets (IFRIC 12)	397,206	797,548	100.8%	1,014,446	1,066,398	5.1%
Other income	(27,601)	(7,605)	(72.4%)	(32,445)	(16,538)	(49.0%)
Total operating costs	1,752,854	2,313,087	32.0%	4,999,618	5,568,758	11.4%
Income from operations	1,779,580	2,002,331	12.5%	5,383,339	6,083,208	13.0%

Financial Result	(126,259)	(168,861)	33.7%	(107,883)	(487,208)	351.6%
Share of loss of associates	(88)	(5)	94.3%	(847)	(12)	98.6%
Income before income taxes	1,653,233	1,833,465	10.9%	5,274,608	5,595,987	6.1%
Income taxes	(328,367)	(470,746)	43.4%	(1,331,243)	(1,572,146)	18.1%
Net income	1,324,867	1,362,719	2.9%	3,943,366	4,023,841	2.0%
Currency translation effect	(348,549)	93,377	(126.8%)	(319,739)	(46,362)	(85.5%)
Remeasurements of employee benefit – net income tax	(508)	(147)	(71.1%)	142	(440)	(410.4%)
Comprehensive income	975,810	1,455,949	49.2%	3,623,770	3,977,039	9.7%
Non-controlling interest	10,519	(33,307)	416.6%	(49,451)	(78,235)	(58.2%)
Comprehensive income attributable to controlling interest	986,329	1,422,642	44.2%	3,574,318	3,898,804	9.1%
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2018	9,028,446	1,119,029	2,728,374	(1,733,374)	9,001,269	884,471	21,028,215	1,048,554	22,076,769
Transfer of earnings	-	226,681	-	-	(226,681)	-	-	-	-
Dividends declared	-	-	-	-	(4,004,886)	-	(4,004,886)	-	(4,004,886)
Reserve for repurchase of share	-	-	255,000	-	(255,000)	-	-	-	-
Capital distribution	(1,250,870)	-	-	-	-	-	(1,250,870)	-	(1,250,870)
Dividends paid non-controlling interest	-	-	-	-	-	-	-	(83,764)	(83,764)
Comprehensive income:
Net income	-	-	-	-	3,862,459	-	3,862,459	80,909	3,943,368
Foreign currency translation reserve	-	-	-	-	-	(288,281)	(288,281)	(31,458)	(319,739)
Remeasurements of employee benefit – Net	-	-	-	-	-	143	143	-	143
Balance as of September 30, 2018	7,777,576	1,345,710	2,983,374	(1,733,374)	8,377,163	596,331	19,346,779	1,014,242	20,361,021

Balance as of January 1, 2019	7,777,576	1,345,710	2,983,374	(1,733,374)	9,552,071	783,629	20,708,985	1,063,165	21,772,150
Transfer of earnings	-	246,840	-	-	(246,840)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,111)	-	(4,425,111)	-	(4,425,111)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Comprehensive income:
Net income	-	-	-	-	3,943,311	-	3,943,311	80,530	4,023,841
Foreign currency translation reserve	-	-	-	-	-	(44,067)	(44,067)	(2,295)	(46,362)
Remeasurements of employee benefit – Net	-	-	-	-	-	(440)	(440)	-	(440)
Balance as of September 30, 2019	6,185,082	1,592,550	3,283,374	(1,733,374)	8,523,431	739,122	18,590,185	1,141,400	19,731,584

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q18	3Q19	Change	9M18	9M19	Change
Total passengers	11,060.1	11,863.4	7.3%	33,482.6	35,960.2	7.4%
Total cargo volume (in WLUs)	520.2	532.2	2.3%	1,600.0	1,612.0	0.8%
Total WLUs	11,580.3	12,395.6	7.0%	35,082.6	37,572.2	7.1%

Aeronautical & non aeronautical services per passenger (pesos)	283.5	296.5	4.6%	279.8	294.4	5.2%
Aeronautical services per WLU (pesos)	202.4	207.1	2.3%	200.6	207.0	3.2%
Non aeronautical services per passenger (pesos)	71.5	80.1	12.0%	69.7	78.1	12.1%
Cost of services per WLU (pesos)	53.9	54.1	0.4%	49.8	52.5	5.3%
WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

_____________________________

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 24, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer